Filed by Easterly Acquisition Corp.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Easterly Acquisition Corp.

Commission File No. 001-37522

Sirius International Insurance Group, Ltd. and Easterly Acquisition Corp.

Proposed Business Combination

Transcript of Investor Conference Call

June 25, 2018

11:00 a.m. EDT

Avshalom Kalichstein, Chief Executive Officer of Easterly Acquisition Corp.

Slide 5 - Intro

Good morning and welcome to this conference call to announce the merger of Easterly Acquisition Corp. and Sirius Group. Before we begin, I would ask investors to refer to the disclaimer on slide one of the Investor Presentation

My name is Avshalom Kalichstein and I am the CEO of Easterly Acquisition Corp. I have been investing in financial services businesses, including property & casualty insurance companies, for over twenty years.

Easterly Acquisition Corp. is a $150 million SPAC that is focused on financial services. We are thrilled to announce this morning our merger with Sirius Group, a leading reinsurance and insurance company that, while based in Bermuda, is a truly global business. About 70% of the business is reinsurance and 30% is primary insurance.

Joining me on the call this morning are the Chairman and Chief Executive Officer of Sirius, Allan Waters, and the Chief Financial Officer, Kip Oberting. Allan is a veteran of the insurance business. He began his career working for Jack Byrne, an insurance industry legend, at GEICO and continued working with Jack at, among other places, Fireman’s Fund and subsequently White Mountains. Allan has a very successful track record over nearly 40 years in the business of delivering solid returns to shareholders and of shepherding property and casualty insurance companies nimbly and profitably through many cycles.

Allan has extensive experience as a public company executive and has been the CEO at Sirius since 2007.

With that, I would like to turn it over to Allan who will introduce Kip Oberting, Sirius’ CFO, and talk about what makes Sirius such a special company.

Allan L. Waters, President & Chief Executive Officer of Sirius International Insurance Group, Ltd.

Thanks Avi.

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Kip is our CFO. He joined me as a financial analyst in 1995, when I was CFO of what is now White Mountains Insurance Group. He has a degree in economics from Dartmouth and had spent the previous two years trading derivatives for Credit Suisse in Japan. Kip has in depth knowledge of economics, finance, asset management and M&A. White Mountains, which sponsored the formation of Montpelier Re in 2001, asked Kip to become that company’s new CFO in 2004. He went on from there to start his own hedge fund and then, in 2012, we convinced him to rejoin White Mountains.

Slide 6 – Investment Highlights

Turning to page 6, this is not your typical Bermuda (re)insurance company. In fact, we’re unique on the island.

Nearly half of our business is sourced from our European operating company based in Stockholm, which was formed in 1945. Our resulting book of business is much more granular, diversified and stable than the typical Bermuda risk portfolio. Today, only 14 percent of our earned premium is derived from property cat excess business. This is a result of a number of high-growth initiatives in higher-frequency, lower severity lines of business. These initiatives have a doubly beneficial effect in that shareholders can expect to see more stable and less volatile earnings over time. It also creates rating agency and regulatory capital advantages.

Sirius has a superior underwriting approach which is rooted in the longevity of its team. This longevity extends beyond management to the entire organization. It’s truly cultural. We have a disciplined yet opportunistic approach to everything we do. We hire individuals who fit our culture, which makes them happy to work here, and makes us happy to have them. People come to Sirius and never leave, often working their entire careers here.

We use local, indigenous management and staff at all of our branches around the world except Bermuda. These personnel grew up in their operating territory. They’re much more familiar with the local economy, clientele, claims practices and jurisprudence than any group of ex-pats could ever be. This approach costs a little more to operate, but it produces superior loss ratios over time. All these factors contribute to market-leading combined ratios. We average a 5 point combined ratio advantage versus the industry over the long term.

Also contributing is a world-class accident and health platform, overseen by Stuart Liddell in London. Stuart is recognized to be the top, or at least one of the top two, A&H underwriters in London. We have been very strategic about building this highly profitable and growing business, including the acquisition last year of two of our distribution partners. This highlights the growing industry leading capabilities of this business and our platform approach to management.

Our management team has been together a very long time, in fact the team averages over 28 years’ experience in the industry, and over 22 years with Sirius. This longevity cultivates strong partnerships with clients and distributors and is highly unusual in the insurance industry. We have built our underwriting acumen through many insurance cycles. We have a history of delivering exceptional shareholder returns over a sustained period and we look forward to delivering the same for our new public shareholders.

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On that point, during my tenure as CEO of Sirius, we produced over a 15% annualized return to White Mountains.

Going forward, we project 32% annual growth in earnings for the next couple years. Our growth initiatives, which were begun several years ago, are now beginning to drive profitability and will continue to do so in the future. To be clear, this earnings growth does not assume any pricing improvements in insurance or reinsurance.

With that description of the investment highlights, I would like to now discuss Sirius' business in more detail.

Slide 7 – Unique Franchise Positioning

Flipping over to page 7,

•	I’ve already mentioned our European operating company. There’s a long history in the United States also, where Sirius America was formed in 1979. And the CEO of our top Bermuda operating company has been with Sirius since 1983.
•	A&H has been our largest source of growth this decade.
•	But we’re now adding new lines of business which are just picking up steam.
o	Under White Mountains ownership Sirius wasn’t able to grow much.
o	We couldn’t enter new primary insurance lines because those belonged to One Beacon.
o	And what White Mountains wanted from Sirius was return of capital and a sale of the company.
o	So from 1996 forward we returned $2.6 billion of capital to them, and then sold the company for another $2.6 billion.
o	But under CMIG ownership, we’re incentivized to grow the company profitably.
o	At the end of 2017 we entered two high margin lines of primary insurance in the US: surety and environmental.
o	These lines require highly specialized underwriting teams, which acts as a bit of a moat around the businesses, maintaining healthy profit margins even through underwriting cycle downturns.
o	Prior to that, in early 2017 we re-entered the US casualty reinsurance business.
o	We wrote nearly half a billion of US casualty in 2004, the peak of the last hard market.
o	But as pricing deteriorated we allowed the business to contract, eventually to zero in 2011.
o	By early 2017, it was becoming apparent that pain in the industry due to thin margins was increasingly unbearable.
o	And pain is what leads to improved pricing, especially in long tail lines.
o	So we re-entered the business and are now seeing rate increases across most sub-lines of casualty.
o	Finally, we have a very creative, entrepreneurial life actuary; he’s a real deal guy.
o	He will be bringing safe, predictable life and annuity reserves onto our balance sheet through reinsurance transactions.
o	These will be spread deals with little mortality or morbidity risk.
o	As you can see, we anticipate rapid growth in these new lines of business for the next couple years.

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o	The talent we’ve brought on board to run them is among the best in the business.
o	Right now, due to M&A activity, there’s more talent available in the market place than I’ve ever seen in my career.
o	So we anticipate adding more new lines in the future.
•	All of our lines except property draw small capital charges, as they are all diversifying risks.
•	So growth in non-property lines generates handsome returns on capital for us.
•	Lastly, Sirius’s property retrocessional program is predominantly uncapped pro rata retro which makes it unique in the industry.
o	The 13 regional retro treaties produce risk fee commission income plus a profit share for Sirius.
o	Importantly, this retro program protects the full loss tail, unlike our competitors’ typical retro protections.
o	This will result in Sirius outperforming the industry in extreme loss scenarios, better positioning us to take advantage of resulting hard market opportunities.

Slide 8 – Global Platform with a European Franchise

Moving on to page 8,

•	I’ve already touched on a lot of these points
•	But let me focus you on the bottom left pie charts.
•	Longevity and relationships are keys to our success.
•	60% of our clients have been with us over 10 years, and 30% over 20 years.
•	Most of our Bermuda competitors didn’t even exist 20 years ago.

Slide 9 – Superior Relationships Protect Margin in Soft Markets

On page 9,

•	You can see that all of this adds up to a distinct pricing advantage, especially through a soft market cycle.
•	The deeper the pricing trough for the industry, the more Sirius outperforms.
•	Through this period Sirius had an average 1.3% pricing advantage per year over the industry.

Slide 10 – Best-in-Class A&H Platform

Page 10 takes a closer look at our A&H platform.

•	We’ve been a leader in this business for decades.
•	We sell over 140 different products in this line.
•	We select reinsurance clients having strong, actuarially-based underwriting procedures and a focus on bottom line profits.
•	Clients who don’t shop for the lowest price every year.
•	Some of our best reinsurance clients eventually migrate to Sirius paper.
•	We now have 8 North American managing general underwriters writing on Sirius paper.
•	Each of these MGUs has its own captive to take back some of the underwriting risk and profits to their own account.
•	We even have a cell company in Bermuda than can act as their captive.

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•	This business is very sticky, it’s a real pain for MGUs to change their paper.
•	It’s also very profitable, as the producers are totally aligned with us on the bottom line as opposed to top line growth.
•	These partner MGUs are a source of potential future acquisitions.
•	We closed on two of these last year.
•	International Medical Group, IMG, began as a Sirius client in 1992.
•	By 1998, IMG was writing on Sirius paper and had formed its own captive to take back some of the underwriting results to their own account.
•	Over time, IMG became Sirius’ largest account.
•	In early 2017, we acquired the company, capturing $20 million of annual EBITDA produced by the agency, and $165 million of profitable premium.
•	IMG’s largest product is global travel medical coverages, for ex-pats working overseas, students, and vacationers traveling to or from the United States.
•	We’re rolling out this product with a local partner in China this summer; that’s going to be big over time.
•	The second acquisition we made last year was Armada Global.
•	Armada’s primary product is supplemental health coverages for C-suite executives.
•	Before meeting us, Armada’s founders had entered into a previous agreement to sell the company.
•	But when that deal fell through, an advisor steered them to Sirius, telling the founders that we know the A&H business well and would be great owners of the company.
•	With the Armada purchase, we captured $19 million of annual agency EBITDA, and $107 million of profitable premium.
•	These transactions are exemplary of our approach to M&A.
•	We’re never going to be the highest bidder in an investment bank-sponsored auction, we’re too disciplined for that.
•	We’re most successful in M&A when there’s a bespoke situation.
•	Management may want to work specifically for Sirius.
•	Or there’s a forced fire sale, or a broken auction process.
•	That’s when we do our best work.

Slide 11 – Meaningful Benefits of Diversification

Lastly, on page 11,

•	he left pie shows or 2018 premium split.
•	As previously noted, the European platform generates almost half of our premium.
•	The US and Bermuda combine for 19%.
•	A&H contributes 27%.
•	And our growth lines currently add 7% for a total of $1.9 billion of premium.
•	Note than only 14% of our premium is from the property cat excess business.
•	So we’re not nearly as dependent on that line for profits as many of our Bermuda brethren are.
•	Jumping over to 2020 on the right, you can see that the pie grows from $1.9 billion to $2.3 billion.
•	All the slices stay fairly stable except for our growth lines, which more than double from 7% of the total to 15%.
•	This growth will drive significant improvements in our shareholder returns, as we deploy more of our fallow capital and further leverage our mostly fixed cost base.

And now, I’ll turn the presentation over to Kip who will take you through some of our numbers.

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Kip Oberting, Chief Financial Officer of Sirius International Insurance Group, Ltd.

Slide 13 – Consistent High Performance

Thanks Allan. This is Kip; the Financial Overview section of the presentation begins on Slide 13.

There are 4 charts on this page. I will move clockwise, Starting from the upper left, with our Strong Underwriting Growth Allan explained the governor on our growth under previous ownership. Since the 2016 sale, we have been investing in growth and this growth is reflected in our 2017 and 18 results and forecast. MAKE NO MISTAKE. This is not growth achieved through price cutting in commoditized lines. We are opportunistically pursuing growth while maintaining underwriting discipline. This growth is in our market-leading Global A&H and recently launched primary surety & environmental lines in the U.S.

These are highly specialized primary insurance lines in which we command attractive pricing. We are also seeing growth in our global casualty reinsurance book, which complements and diversifies our profitable short-tail property book. These initiatives are the result of hiring world class talent that has successfully built similar platforms. The last item to note with respect to this graphic, is that we have very good visibility into the strong 18% earned premium growth projection for 2018, given the fact that much of this premium has already been written in the first half of 2018.

Turning to the upper right graphic - we have a track record of superior underwriting results and are staying true to our heritage. You will see our average historical combined ratio is an attractive 89.9%. Like selected peers, a key profit driver is the property book and our 2016 and 17 results were impacted by large losses and industry catastrophe events such as the Alberta Wildfire, Ecuador Earthquake, in 2016 and Hurricanes Matthew, Harvey, Irma and Maria in 2017. While by definition there is no such thing as a “normal” catastrophe year, we have been building more diversified, less cat-exposed insurance and reinsurance franchise that, over the longer term, is expected to deliver significant underwriting profits with less volatility.

Rotating down to the earnings profile in the bottom right of the page, As noted earlier, the scaling up of earned premium contributes to earnings growth.

This is also illustrated in the graph at bottom right ROE momentum.

An important incorporated in are 2016 transaction related costs of $88 million, -relax, 72 million after tax. Our reported results are weighed down by these items.

In the ROE graph, we indicate secondary data points adjusting for this and normalizing our capital base. Under prior ownership, our balance sheet was a component of a diversified holding balance sheet. The capital base and investment portfolio were not optimized within Sirius’s legal entity on a stand-alone basis On a stand-alone basis was carrying significant “fallow” excess capital, approximately $1bn over each of 2014, 15 and 16. This dampened reported, legal entity ROE. Unwrapping for this excess capital load, and other normalizing adjustments illuminates the high return power of our platform, which can deliver mid-teens return on equity, especially in low cat years like 2014 and 2015.

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With the MGU purchases, with continued growth we are now deploying incremental capita and which generates a return on our total, legal entity equity base. The projected returns are representative of the value of our underlying franchise. In the appendix you will see the underlying adjustments we assumed in constructing “normalized” historical results — as if Sirius capital and investments were more traditionally constructed like peer companies.

Slide 14 – ROE Deconstruction

Turning to Slide 14, which Deconstructs the progression of our 2018 ROE forecast to 2019. A key driver is the impact of scaling up, with earned premium growing in excess of 21% year over year. In addition, our investment portfolio contribution is expected to benefit as a result of the comparison to mark to market losses in 2018 which created reported earnings headwinds in 2018, and an expected, but modest reallocation of a portion of our portfolio into risk assets. We believe we are still underweight in risk assets following the White Mountains sale transaction in 2016.

Slide 15 – Financials

Turning to Slide 15, which shows historical and projected financial data. I hi-lighted many of the key points when discussing the graphs on a prior page, additional details called out on this page include increasing float; this is identified in the “Total Insurance Float” row at the bottom

From a capital management perspective, in 2016 & 2017 we successfully refinanced our existing debt & perpetual preferred securities with $400 million Senior Notes and an attractive 2.75 billion Swedish Krona (approximately $340 million USD) subordinated Notes offering. The subordinated notes receive Tier 2 capital treatment under the Bermuda Monetary Authority, intermediate equity treatment from S&P as well as 100% equity credit in Fitch’s capital adequacy ratio.

We currently expect to pay a dividend of 5 cents per quarter – representing approximately a 1.75% dividend yield.

Slide 16 – Operational Benchmarking

Now turning to Slide 16 we have provided a comparative benchmarking of Sirius vs. a selection of (re)insurance peers utilizing IBES median data reported by the equity research analyst community. This comparison highlights the very attractive nature of Sirius’ revenue and earnings growth and return profile relative to other public comparables.

I’d like to now turn the presentation back to Avi to discuss Valuation as well as provide more details on the Overall Transaction and Timing.

Avshalom Kalichstein, Chief Executive Officer of Easterly Acquisition Corp.

Slide 17 - Peer Group Valuation Benchmarking

Thank you, Kip.

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I’d like to turn your attention to page 17, entitled Peer Group Valuation Benchmarking. With Citigroup’s help, we have positioned this transaction as a traditional IPO of Sirius Group and have chosen a peer set that attempts to reflect the diversity of the company’s business lines yet respects its Bermuda base and local competitors. At 1.05x June 30 adjusted book value per share, Easterly’s cash value per share represents a 23% discount to the Price/Book ratio of its peers. A similar discount arises on a price/pro forma tangible common equity ratio. Finally, at our current share price, Sirius is available at a 12% discount to the peer median on 2019 P/E.

Slides 19-20 - Transaction Overview and Timing

If you turn to page 19, you will see the summary of the transaction. All of the details are available in the merger agreement that was filed on EDGAR earlier this morning. In summary, this is a stock-for-stock merger that will result in a company with a pro forma market capitalization of $2.2 billion. All of Easterly’s cash in trust will be retained within Sirius for general corporate purposes, except for the payment of certain of Easterly’s expenses. In a separate transaction and at the same issue price, Sirius will repurchase shares from affiliates of CMIG and/or facilitate a sale of such shares via a private placement, effective immediately following the closing. No new net capital to Sirius's balance sheet is expected pro forma for these transactions.

At closing, assuming no redemptions from Easterly’s trust, Easterly public shareholders will comprise 7.1% of the shares outstanding. Collectively, these transactions if successful would result in Sirius having a total public float of $200-$250 million, representing approximately 10% of its total outstanding shares. It is our intention and hope to increase the float and liquidity for public shareholders over time.

Easterly sponsor has greatly reduced the economic drag associated with the SPAC. We have canceled 80% of our 5 million sponsor shares and will thus retain 1 million shares, subject to some adjustment up or down depending on the ultimate amount of capital at closing. We have also agreed to cancel all of our sponsor warrants.

We are considering a tender for the outstanding 10 million public warrants of Easterly depending on market conditions.

I would highlight that an additional $0.03 per month will be placed in trust by Sirius until the transaction closes. As I mentioned, our June 30 cash in trust represents a 1.05x book value multiple for Sirius.

Finally, I’ll mention that there are no significant conditions to close, and specifically, no minimum cash requirement and no insurance regulatory approvals required.

Turning to page 20, I’ll briefly walk you through the timing of the transaction. From this announcement at the end of June, we and Sirius will work on a registration statement that will include the Easterly proxy statement, which should be filed by the end of July. During July, we also will work to complete the PIPE I described earlier.

Once the Sirius registration statement is filed, we anticipate a two-month, give or take, process with the SEC for review and comment, which will put the closing around the end of September or first week in October. We will conduct a roadshow leading up to closing.

On behalf of the Sirius team and all of us at Easterly, we thank you for spending time with us learning about this exciting transaction and we look forward to communicating with the market more over the coming period.

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Additional Information about the Transaction and Where to Find It

This communication relates to a proposed business combination (the “Proposed Transaction”) between Easterly Acquisition Corp. (“Easterly”) and Sirius International Insurance Group, Ltd. (“Sirius Group”) and may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to the stockholders of Easterly for their approval. In connection with the Proposed Transaction, Sirius Group intends to file with the SEC a registration statement that will include a proxy statement of Easterly that also includes a prospectus of Sirius Group. This communication is not a substitute for the registration statement that Sirius Group will file with the SEC or any other documents that Sirius Group or Easterly may file with the SEC or that Easterly may send to its stockholders in connection with the Proposed Transaction. After the registration statement is declared effective, Easterly will mail a proxy statement/prospectus to its stockholders in connection with Easterly’s solicitation of proxies for the special meeting of Easterly stockholders to be held to approve the business combination and related transactions. This communication does not contain all the information that should be considered concerning the Proposed Transaction, including relevant risk factors that will be included in the proxy statement/prospectus. It is not intended to provide the basis for any investment decision or any other decision in respect to the Proposed Transaction. Easterly stockholders and other interested persons are advised to read the proxy statement/prospectus (including any documents incorporated by reference therein) when available, as these materials will contain important information about Sirius Group, Easterly and the Proposed Transaction. Investors and stockholders can obtain free copies of the proxy statement/prospectus once it is available and other documents filed with the SEC by Easterly through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the proxy statement once it is available from Easterly by accessing Easterly’s website at www.easterlyacquisition.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. Forward-looking statements may relate to the Proposed Transaction and any other statements relating to future results, strategy and plans of Easterly and Sirius Group (including certain projections, business trends, and statements which may be identified by the use of the words “plans,, “expects” or “does not expect,” “estimated,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or that state certain actions, events or results “may,” “could,” “would,” “might,” “projects,” “will” or “will be taken,” “occur” or “be achieved”). Forward-looking statements are based on the opinions and estimates of management of Easterly or Sirius Group, as the case may be, as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. For Sirius Group, these risks and uncertainties include, but are not limited to, its revenues and operating performance, general economic and market conditions, industry trends, legislation or regulatory requirements affecting the businesses in which it is engaged, management of growth, amount of redemptions, its business strategy and plans, the sufficiency of Sirius Group’s asbestos and other reserves, the impact of emerging claims issues as well as other insurance and non-insurance litigation, the cost and availability of reinsurance coverage, catastrophe losses, fluctuations in insurance and reinsurance pricing, investigations or enforcement actions by governmental authorities, the result of future financing efforts and its dependence on key personnel. For Easterly, risks include, but are not limited to, the risk of significant redemptions by Easterly stockholders, the inability to retain key personnel, the inability to obtain stockholder and regulatory approvals and the inability to successfully close the transaction. Additional information on these and other factors that may cause actual results and Easterly’s performance to differ materially is included in Easterly’s periodic reports filed with the SEC, including but not limited to Easterly’s Form 10-K for the year ended December 31, 2017 and subsequent Forms 10-Q. Copies may be obtained by contacting Easterly. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and Easterly and Sirius undertake no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell, nor the solicitation of an offer to buy any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Easterly and Sirius Group, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Easterly stockholders in respect of the Proposed Transaction. Information about the directors and executive officers of Easterly is set forth in Easterly’s Annual Report on Form 10-K for the year ended December 31, 2017. Information about the directors and executive officers of Sirius Group and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in Sirius Group’s registration statement that will include a proxy statement of Easterly. Investors may obtain additional information about the interests of such participants by reading such proxy statement when it becomes available.

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